SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
Amendment No. 4
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
MGIC Investment Corporation

(Exact name of registrant as specified in its charter)

Wisconsin	39-1486475

(State of incorporation	(IRS Employer
or organization)	Identification No.)

MGIC Plaza, 250 East Kilbourn Avenue, Milwaukee, Wisconsin	53202

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Share Purchase Rights	New York Stock Exchange
If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

This Amendment No. 4 to the Registration Statement on Form 8-A/A is filed by MGIC Investment Corporation (the “Company”) to (a) amend and restate Items 1 and 2 of the Form 8-A filed by the Company on July 27, 1999, as previously amended, to reflect the adoption of the Amendment, dated as of December 29, 2009 (the “Amendment”), to the Company’s Amended and Restated Rights Agreement (as amended through December 29, 2009, the “Rights Agreement”), dated as of July 7, 2009, between the Company and Wells Fargo Bank, National Association, as successor Rights Agent (the “Rights Agent”), and (b) file the Amendment as Exhibit 4.2 hereto.

Item 1.	Description of Registrant’s Securities to be Registered.
On July 22, 1999, the Board of Directors (the “Board”) of the Company declared a dividend of one common share purchase right (a “Right”) for each outstanding share of common stock, $1.00 par value (the “Common Shares”), of the Company. The dividend was payable on August 9, 1999 to the shareholders of record on that date (the “Record Date”). Giving effect to the Rights Agreement referred to below, each Right entitles the registered holder to purchase from the Company one-half of one Common Share, at a price of $25.00 per Common Share (equivalent to $12.50 for each one-half of a Common Share), subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in the Rights Agreement, as amended through December 29, 2009.
Until the earlier to occur of (i) 10 days following a public announcement that a person has become an Acquiring Person or (ii) 10 business days (or such later date as may be determined by action of the Company’s Board of Directors (the “Board”) prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. An Acquiring Person is any person that becomes, by itself or together with its affiliates and associates, a beneficial owner of 5.0% or more of the Common Shares then outstanding, but will not include:
i. the Company, its subsidiaries and certain benefit plans of the Company and its subsidiaries;
ii. any of certain “grandfathered” persons (“Grandfathered Persons”) that would have otherwise been Acquiring Persons as of the close of business on July 7, 2009, as of the effective time of certain acquisitions or mergers involving all or part of the asset management business of a financial institution headquartered in the United Kingdom or as of November 30, 2009, and that continue to qualify for this status;
iii. an “Exempt Person”, which is any person who delivers to the Company a letter that, as determined by the Company in its sole discretion, is substantially in the form specified in the Rights Agreement or is an affiliate or associate of another person who delivers such a letter to the Company and whose beneficial ownership of 5.0% or more of the outstanding Common Shares would not, as determined by the Company in its sole discretion prior to the person becoming the beneficial owner of 5.0% or more of the Common Shares, jeopardize or endanger the availability to the Company of the net operating loss carryovers, other tax carryovers and tax benefits of the Company and its subsidiaries within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Tax Benefits”); provided that such person shall not qualify for this exception unless and until it, or its affiliate or associate who delivers the aforementioned letter, has received written notice of such determination by the Company; provided, further, that such person will lose this exception from being an Acquiring Person from such time (if any) as (A) in respect of the aforementioned letter that such person, or its affiliate or associate, delivered, a representation or warranty of such person, or its affiliate or associate, in such letter was not true and correct when made, a representation or warranty of such person, or its affiliate or associate, in such letter that was to remain true and correct after the date of the letter as contemplated therein ceases to remain true and correct or such person, or its affiliate or associate, ceases to comply with a covenant contained in such letter or (B) such person becomes the beneficial owner of 10.0% or more of the Common Shares then outstanding;
iv. any person who or which the Board determines, in its sole discretion, has inadvertently become a beneficial owner of 5.0% or more of the Common Shares then outstanding (or has inadvertently failed to continue to qualify as a Grandfathered Person or Exempt Person), provided such person promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest or cause its affiliates and associates to divest, and thereafter such person or its affiliates and associates promptly divest (without exercising or retaining any power, including voting, with respect to such Common Stock), sufficient Common Shares so that the percentage stock ownership of such person and its affiliates and associates is less than 5% (or, in the case of any person who or which has inadvertently failed to continue to qualify as a Grandfathered Person or an Exempt Person, the Common Shares that caused such person to so fail to qualify as a Grandfathered Person or an Exempt Person, as the case may be); and
v. any person who becomes a beneficial owner of 5.0% or more of the Common Shares then outstanding (or has failed to continue to qualify as a Grandfathered Person or an Exempt Person) as a result of one or more transactions that the Board determines, in its sole discretion and on such terms and conditions as the Board may in its sole discretion prescribe, should have the consequences of exempting such person from becoming an Acquiring Person (an “Exempt Transaction Determination”); provided, however, that such a person will become an Acquiring Person at such time as the person no longer satisfies the terms or conditions, if any, that the Board prescribed in its Exempt Transaction Determination (unless the person no longer beneficially owns 5.0% or more of the Common Shares then outstanding).
The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest to occur of (i) August 17, 2012 (the “Final Expiration Date”); (ii) the time at which the Rights are redeemed as provided in the Rights Agreement; (iii) the time at which the Rights are exchanged provided in the Rights Agreement; (iv) the repeal of Section 382 if the Board determines that the Rights Agreement is no longer necessary for the preservation of the Tax Benefits that would have been affected by such section; and (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.

The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).
In the event that any person becomes an Acquiring Person (a “Flip-In Event”), each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive upon exercise that number of Common Shares (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued in connection with the exercise or exchange of Rights.
At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).
In lieu of issuing fractional Common Shares equal to one-half of a Common Share or less upon the exercise of Rights, the Company will pay cash with an equivalent value based on the market price of the Common Shares on the last trading day prior to the date of exercise. No Rights may be exercised that would entitle the holder thereof to any fractional Common Share greater than one-half of a Common Share unless concurrently therewith such holder purchases an additional fraction of a Common Share which when added to the number of Common Shares to be received upon such exercise, equals an integral number of Common Shares. In lieu of issuing fractional Common Shares upon the exchange of Rights, the Company will pay cash with an equivalent value based on the market price of the Common Shares on the last trading day prior to the date of exchange.
The Purchase Price is payable by certified check, cashier’s check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event may be paid in Common Shares having an equivalent value.
At any time prior to a person becoming an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Other than amendments that would change the Redemption Price or move to an earlier date the Final Expiration Date, the terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendment, which are Exhibit 4.1 and Exhibit 4.2, respectively, to this Form 8-A/A and incorporated herein by reference.

Item 2.	Exhibits.

(4.1)	Amended and Restated Rights Agreement, dated as of July 7, 2009, between MGIC Investment Corporation and Wells Fargo Bank, National Association, which includes as Exhibit A thereto the Form of Right Certificate and as Exhibit B thereto the Summary of Rights to Purchase Common Shares. [Previously filed as Exhibit 4.1 to Amendment No. 3 to this Registration Statement on Form 8-A/A]

(4.2)	Amendment to Amended and Restated Rights Agreement, dated as of December 29, 2009 between MGIC Investment Corporation and Wells Fargo Bank, National Association.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MGIC INVESTMENT CORPORATION
Date: December 29, 2009	By:	/s/ Jeffrey H. Lane
Jeffrey H. Lane
Executive Vice President, General Counsel and Secretary

MGIC INVESTMENT CORPORATION
FORM 8-A/A
EXHIBIT INDEX

Exhibit
Number	Description

(4.1)	Amended and Restated Rights Agreement, dated as of July 7, 2009, between MGIC Investment Corporation and Wells Fargo Bank, National Association, which includes as Exhibit A thereto the Form of Right Certificate and as Exhibit B thereto the Summary of Rights to Purchase Common Shares. [Previously filed as Exhibit 4.1 to Amendment No. 3 to this Registration Statement on Form 8-A/A]

(4.2)	Amendment to Amended and Restated Rights Agreement, dated as of December 29, 2009 between MGIC Investment Corporation and Wells Fargo Bank, National Association.